UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

SynQuest, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

87160X100
(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
466 Lexington Avenue
New York, New York 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SIGNATURE
Exhibit Index
Lockup Agreement
Joint Filing Agreement

CUSIP No. 87160X100

(1)	NAME OF REPORTING PERSON

Warburg, Pincus Investors, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	( )

(b)	(x)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) (8) (9)	SOLE VOTING POWER None SHARED VOTING POWER 1,504,210 SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 1,504,210

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,504,210*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.04%, based on SynQuest, Inc.’s (the “Company”) representation that, as a result of the reverse stock split effected by the Company on July 29, 2002, there were 2,946,867 shares of Company Common Stock issued and outstanding.

(14)	TYPE OF REPORTING PERSON

PN

* See Items 3 and 4 of this Schedule 13D for a description of the Stock Purchase Agreement (as defined herein), pursuant to which one or more parties to this Schedule 13D have agreed to acquire not less than 600,000 and not more than 1,800,000 shares of the Company’s newly created Series A Convertible Preferred Stock, par value $0.01 per share, which will be convertible on a one-for-one ratio into shares of Company Common Stock (subject to certain adjustments).

CUSIP No. 87160X100

(1)	NAME OF REPORTING PERSON

Warburg, Pincus & Co.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ( )

(b) (x)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) (8) (9) (10)	SOLE VOTING POWER None SHARED VOTING POWER 1,504,210 SOLE DISPOSITIVE POWER None SHARED DISPOSITIVE POWER 1,504,210

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,504,210*

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.04%, based on the Company’s representation that, as a result of the reverse stock split effected by the Company on July 29, 2002, there were 2,946,867 shares of Company Common Stock issued and outstanding.

(14)	TYPE OF REPORTING PERSON

PN

* See Items 3 and 4 of this Schedule 13D for a description of the Stock Purchase Agreement (as defined herein), pursuant to which one or more parties to this Schedule 13D have agreed to acquire not less than 600,000 and not more than 1,800,000 shares of the Company’s newly created Series A Convertible Preferred Stock, par value $0.01 per share, which will be convertible on a one-for-one ratio into shares of Company Common Stock (subject to certain adjustments).

CUSIP No. 87160X100

(1)	NAME OF REPORTING PERSON

Warburg Pincus LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)	( )

(b)	(x)

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS

N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) (8) (9)	SOLE VOTING POWER None SHARED VOTING POWER 1,504,210 SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER 1,504,210

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

(See Instructions)

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.04%, based on the Company’s representation that, as a result of the reverse stock split effected by the Company on July 29, 2002, there were 2,946,867 shares of Company Common Stock issued and outstanding.

(14)	TYPE OF REPORTING PERSON

OO

•     See Items 3 and 4 of this Schedule 13D for a description of the Stock Purchase Agreement (as defined herein), pursuant to which one or more parties to this Schedule 13D have agreed to acquire not less than 600,000 and not more than 1,800,000 shares of the Company’s newly created Series A Convertible Preferred Stock, par value $0.01 per share, which will be convertible on a one-for-one ratio into shares of Company Common Stock (subject to certain adjustments).

     This Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P., a Delaware limited partnership (“WPI”), Warburg, Pincus & Co., a New York general partnership and the sole general partner of WPI (“WP”) and Warburg Pincus LLC, a New York limited liability company and the manager of WPI (“WP LLC,” and together with WPI and WP, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13 (d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached as Exhibit 8 hereto. Unless the context otherwise requires, references herein to the “Common Stock” are to shares of the common stock, par value $0.01 per share, of SynQuest, Inc. (the “Company”). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reporting herein as being beneficially owned by it.

     This Schedule 13D is being filed by the Reporting Persons in connection with the execution of a definitive Stock Purchase Agreement, dated as of August 30, 2002 (the “Stock Purchase Agreement”), among the Company and the purchasers named on the signature pages thereto, including WPI. Pursuant to the Stock Purchase Agreement, WPI has agreed, upon the terms and subject to the conditions set forth in the Stock Purchase Agreement, to acquire not less than 600,000 and not more than 1,800,000 shares of the Company’s newly created Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred”). Each share of Series A Preferred will be convertible into one share of Common Stock (subject to certain adjustments).

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the Common Stock. The principal executive offices of the Company are located at 3500 Parkway Lane, Suite 555, Norcross, Georgia 30092.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  This statement is being filed by the Reporting Persons. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control both WP and WP LLC. The members of WP LLC are substantially the same as the partners of WP. WPI and WP LLC have shared ownership and voting dispositive power with respect to 1,504,210 shares of Common Stock. WP has shared ownership and voting dispositive power with respect to 1,504,210 shares of Common Stock. The general partners of WPI and WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

     (b)  The business address of each of the Reporting Persons is 466 Lexington Avenue, New York, New York 10017.

     (c)  The principal business of WPI is that of making private equity and related investments. The principal business of WP is acting as general partner of WPI and certain other private equity funds. The principal business of WP LLC is that of acting as manager of WPI and certain other private equity funds.

     (d)  None of the Reporting Persons, nor to best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Reporting Persons, nor to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  WPI is a Delaware limited partnership, WP is a New York general partnership and WP LLC is a New York limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As described more fully in Item 4 of this Schedule 13D, on August 30, 2002, the Company, Viewlocity, Inc. (“Viewlocity”) and Tilion, Inc. (“Tilion”) entered into definitive agreements to merge the three companies. Viewlocity and Tilion will, through a series of related transactions, merge with and into the Company, with the Company remaining as the surviving legal entity.

     In connection with the mergers, the Company, WPI and the other purchasers named therein executed the Stock Purchase Agreement, pursuant to which the Company will issue up to 6.8 million shares of Series A Preferred at a price of $2.50 per share for total consideration valued between $14.5 million and $17.6 million (the “Private Placement”). Pursuant to the Stock Purchase Agreement, WPI has agreed to purchase at least 600,000 shares of Series A Preferred in the Private Placement (as defined below) for an aggregate investment commitment of at least $1,500,000. WPI and / or one or more of its affiliates has previously extended a line of credit to the Company in the amount of $3,000,000. If WPI and / or one or more of its affiliates advances to the Company amounts under the line of credit prior to the closing under the Stock Purchase Agreement, then, at the closing, the initial $1,500,000 advance and any amount advanced greater than $2,000,000 (and any accrued interest thereon) will be converted into one share of Series A Preferred for each $2.50 of such advance financing and will satisfy WPI’s investment commitment to the extent so converted. Any amounts extended by WPI and / or its affiliates greater than $1,500,000 but less than $2,000,000 will be repaid at the closing of the transactions. In addition, WPI may elect, in its sole discretion, to advance up to an additional $2,000,000 to the Company on terms substantially similar to the existing line of credit. If WPI elects to advance such additional amounts to the Company prior to the closing, then, at the closing, WPI may elect, in its sole discretion, to convert any portion or all of such additional advance or advances into one share of Series A Preferred for each $2.50 of such additional advances. If WPI elects not to convert such additional advance amounts into shares of Series A Preferred, such advance amounts will be repaid to WPI and / or its affiliates by the Company, provided that no repayment will occur prior to the first anniversary of the closing of the transactions and no more than one-half of the advanced amounts may be repaid by the Company prior to the second anniversary of the closing of the transactions. If WPI and / or one or more of its affiliates do not advance amounts under the line of credit (or any other arrangement with the Company), the total amount of funds used by WPI to purchase the shares of Series A Preferred as described herein will be furnished from the working capital of WPI.

ITEM 4. PURPOSE OF TRANSACTION

     On August 30, 2002, the Company, Viewlocity and Tilion entered into definitive agreements to merge the three companies. Viewlocity and Tilion will, through a series of related transactions, merge with and into the Company, with the Company remaining as the surviving legal entity.

     As consideration for the Viewlocity merger, the Company will issue a total of 2,946,867 shares of its Common Stock (which is equal to the number of shares of Common Stock currently outstanding) to Viewlocity’s Series F Preferred stockholders. Holders of other classes and series of Viewlocity capital stock will receive nominal cash consideration. The Viewlocity merger is subject to receipt of approval by the shareholders of the Company, including WPI, and Viewlocity and satisfaction of customary closing conditions. Viewlocity stockholders holding sufficient voting power to approve the merger have signed agreements to vote in favor of the merger.

     To induce Viewlocity to enter into the Viewlocity merger agreement, certain shareholders of the Company, including WPI, holding sufficient voting power to approve the merger (the “Company Shareholders”), entered into a Voting Agreement, dated August 30, 2002 (the “Viewlocity Voting Agreement”) with Viewlocity. Pursuant to the Viewlocity Voting Agreement, the Company Shareholders have agreed, among other things, to vote the shares of Common Stock beneficially owned by them in favor of adoption of the Viewlocity merger agreement and approval of the Viewlocity merger and the other transactions contemplated by the Viewlocity merger agreement (including the approval of the Private Placement and the adoption of the Stock Purchase Agreement). By executing the Viewlocity Voting Agreement, each Company Shareholder also is expected to appoint representatives of the Company as his, her or its proxy and attorney-in-fact. The proxies granted in the Viewlocity Voting Agreement terminate upon termination of the Viewlocity Voting Agreement. The Viewlocity Voting Agreement terminates upon the earlier of (1) the consummation of the Viewlocity merger or (2) the termination of the Viewlocity merger agreement.

     As consideration for the Tilion merger, Tilion’s preferred stockholders will receive approximately 5.2 million shares of Series A Preferred. The number of shares of Series A Preferred to be issued to Tilion’s preferred stockholders is subject to adjustment based on Tilion’s closing date balance sheet. Holders of other classes of Tilion capital stock will receive nominal cash consideration. Tilion’s obligation to close the transaction is conditioned on, among other things, (i) issuance of at least $10 million of Series A Preferred in the Private Placement, (ii) certain Company liabilities remaining below a specified level as of September 30, 2002, (iii) and the combined revenue of the Company and Viewlocity for the three-month period ending September 30, 2002 exceeding specified minimums. The Company’s obligation to close the Tilion merger is conditioned on, among other things, Tilion having, as of the closing, at least $13 million in cash net of liabilities. Tilion stockholders holding sufficient voting power to approve the merger have signed agreements to vote in favor of the merger.

     To induce Tilion to enter into the Tilion merger agreement, certain shareholders of the Company, including WPI, holding sufficient voting power to approve the merger (the “Company Shareholders”), entered into a Voting Agreement, dated August 30, 2002 (the “Tilion Voting Agreement”) with Tilion. Pursuant to the Tilion Voting Agreement, the Company Shareholders have agreed, among other things, to vote the shares of Common Stock beneficially owned by them in favor of adoption of the Tilion merger agreement and approval of the Tilion merger and the other transactions contemplated by the Tilion merger agreement (including the approval of the Private Placement and the adoption of the Stock Purchase Agreement). By executing the Tilion Voting Agreement, each Company Shareholder also is expected to appoint representatives of the Company as his, her or its proxy and attorney-in-fact. The proxies granted in the Tilion Voting Agreement terminate upon termination of the Tilion Voting Agreement. The Tilion Voting Agreement terminates upon the earlier of (1) the consummation of the Tilion merger or (2) the termination of the Tilion merger agreement.

     In addition to the two mergers, the Company will, pursuant to the Stock Purchase Agreement, also issue up to 6.8 million shares of Series A Preferred in the Private Placement in exchange for cash investments by WPI, along with existing stockholders of Viewlocity and certain new investors. A portion of that additional investment may consist of conversion of up to $4.5 million of bridge financing debt owed by the Company to WPI, as described more fully in Item 3 of this Schedule 13D and the paragraph below, along with conversion of additional bridge financing debt advanced by other investors in the Private Placement. In addition to customary closing conditions, the obligations of the investor group to close the Private Placement are conditioned upon (i) certain Company liabilities remaining below a specified level as of September 30, 2002 and (ii) the combined revenue of the Company and Viewlocity for the three-month period ending September 30, 2002 exceeding specified minimums.

     Pursuant to the Stock Purchase Agreement, WPI has agreed to purchase at least 600,000 shares of Series A Preferred in the Private Placement (as defined below) for an aggregate investment commitment of at least $1,500,000. WPI and / or one or more of its affiliates has previously extended a line of credit to the Company in the amount of $3,000,000. If WPI and / or one or more of its affiliates advances to the Company amounts under the line of credit prior to the closing under the Stock Purchase Agreement, then, at the closing, the initial $1,500,000 advance and any amount advanced greater than $2,000,000 (and any accrued interest thereon) will be converted into one share of Series A Preferred for each $2.50 of such advance financing and will satisfy WPI’s investment commitment to the extent so converted. Any amounts extended by WPI and / or its affiliates greater than $1,500,000 but less than $2,000,000 will be repaid at the closing of the transactions. In addition, WPI may elect, in its sole discretion, to advance up to an additional $2,000,000 to the Company on terms substantially similar to the existing line of credit. If WPI elects to advance such additional amounts to the Company prior to the closing, then, at the closing, WPI may elect, in its sole discretion, to convert any portion or all of such additional advance or advances into one share of Series A Preferred for each $2.50 of such additional advances. If WPI elects not to convert such additional advance amounts into shares of Series A Preferred, such advance amounts will be repaid to WPI and / or its affiliates by the Company, provided that no repayment will occur prior to the first anniversary of the closing of the transactions and no more than one-half of the advanced amounts may be repaid by the Company prior to the second anniversary of the closing of the transactions. If WPI and / or one or more of its affiliates do not advance amounts under the line of credit (or any other arrangement with the Company), the total amount of funds used by WPI to purchase the shares of Series A Preferred as described herein will be furnished from the working capital of WPI.

     The terms of the Series A Preferred are set forth in a Certificate of Designations to be filed immediately prior to the consummation of the transactions described above. The following is a summary of the terms of the Series A Preferred:

•	Dividends on the Series A Preferred will accrue at a rate of 7% per year and are cumulative.

•	The Company will not declare or pay out any cash dividends during the two-year period following the closing.

•	Except as described below, the Series A Preferred has priority over the Common Stock in any liquidation, dissolution or winding up of the Company, and in connection with allocation of proceeds in any merger, acquisition, sales of all or substantially all of the Company’s assets, or similar major corporate transactions (other than certain qualified public offerings) (collectively referred to as a “liquidation event”). In the event of a liquidation event, holders of the Series A Preferred will be entitled to receive $2.50 per share and an additional amount such that the holders will receive a total return equal to a 15% internal rate of return (including dividends) per year compounded annually. Notwithstanding the Series A Preferred priority, in connection with any such liquidation event, the holders of Common Stock will be entitled to receive 8% of the proceeds available to the Company’s shareholders (pro rata, in accordance with share ownership) until the Series A Preferred liquidation preference is satisfied. After the Series A Preferred liquidation preference is satisfied, the remaining proceeds will be distributed to the holders of the Common Stock.

•	Generally, shares of Series A Preferred vote as one class with the Common Stock on an as-converted to common basis.

•	The initial conversion rate of Series A Preferred to Common Stock is one to one, subject to adjustment in certain circumstances. Shares of Series A Preferred are convertible to Common Stock at any time at the option of the holder. Shares of Series A Preferred will be automatically converted to Common Stock upon (i) a public offering of Common Stock meeting certain thresholds, (ii) the vote of two-thirds of the then outstanding shares of Series A Preferred, or (iii) the Common Stock attaining a $10.00 closing price for 100 of 120 trading days.

•	The Series A Preferred is not redeemable.

     The Company has agreed to file a registration statement within 180 days after the closing of the transactions covering (i) the Common Stock issuable upon conversion of the Series A Preferred, (ii) the Common Stock issued to the Viewlocity Series F stockholders in the Viewlocity merger who agree to have their shares included in the registration statement, and (iii) the Common Stock currently held by WPI. The shareholders covered by the registration statement, including WPI, have each agreed, pursuant to a Lockup Agreement, not to sell or transfer their shares of the Company for one year following the closing. In addition, the Company has granted the holders of shares of Series A Preferred certain “piggyback” rights to register shares of the Common Stock issuable upon conversion of the Series A Preferred held by them at any time when the Company is offering for its own account or the account of others any of its equity securities (other than on Form S-4 or Form S-8, or their then equivalents).

     Immediately following completion of the Viewlocity merger, the Tilion merger and the Private Placement, the shares of Common Stock held by the current shareholders of the Company, including WPI, are expected to represent approximately 16% of the equity of the combined company, the shares of the Common Stock held by the current shareholders of Viewlocity are expected to represent approximately 16% of the equity of the combined company, and the shares of Series A Preferred issued in the Private Placement and the Tilion merger, including shares of Series A Preferred issued to WPI in the Private Placement, are expected to represent approximately 68% of the equity of the combined company (in each case, assuming that the Company issues $17 million of Series A Preferred in the Private Placement and assuming full conversion of the Series A Preferred).

     WPI entered into the Private Placement to purchase shares of Series A Preferred because the Private Placement and the other transactions discussed herein were attractive to the Reporting Persons based upon the prospects of the Company following the consummation of the mergers and the Private Placement. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company’s securities, subsequent developments concerning the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold. Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Due to their respective relationships with WPI and each other, each of the Reporting Persons may be deemed to beneficially own an aggregate of 1,504,210 shares of Common Stock as of August 30, 2002 by virtue of WPI’s ownership of such shares as of such date. The 1,504,210 shares of Common Stock which the Reporting Persons may be deemed to beneficially own represent approximately 51.04% of the 2,946,867 shares of Common Stock outstanding immediately following the Company’s consummation of a reverse stock split on July 29, 2002.

     (b)  WPI shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,504,210 shares of Common Stock it may be deemed to beneficially own as of August 30, 2002. Each of the Reporting Persons shares with WPI the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,504,210 shares of Common Stock it may be deemed to beneficially own as of August 30, 2002.

     (c)  Not applicable.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement, attached as Exhibit 8, with respect to the joint filing of this statement and any amendment or amendments hereto.

     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, including the Joint Filing Agreement, the Viewlocity Voting Agreement, the Tilion Voting Agreement and the Lockup Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

Exhibit Name

1.	Stock Purchase Agreement dated August 30, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

2.	Registration Rights Agreement dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

3.	Shareholders’ Agreement dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

4.	Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (incorporated by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

5.	Form of Voting Agreement, dated August 30, 2002, between Viewlocity, Inc. and the shareholders of SynQuest, Inc. named on the signature pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

6.	Form of Voting Agreement, dated August 30, 2002, between Tilion, Inc. and the shareholders of SynQuest, Inc. named on the signature pages thereto (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

7.	Lockup Agreement, dated August 30, 2002.

8.	Joint Filing Agreement, dated September 6, 2002

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2002	WARBURG, PINCUS INVESTORS, L.P.

	By:	Warburg, Pincus & Co., General Partner

	By:	/s/ Scott A. Arenare Scott A. Arenare, Partner

Dated: September 6, 2002	WARBURG, PINCUS & CO.

	By:	/s/ Scott A. Arenare Scott A. Arenare, Partner

Dated: September 6, 2002	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare Scott A. Arenare, Managing Director and General Counsel

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. (“WP”) and members of Warburg Pincus LLC (“WP LLC”). The sole general partner of Warburg, Pincus Investors, L.P. (WPI) is WP and the manager of WPI is WP LLC. Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York, 10017, and each of such persons is a citizen of the United States.

GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP,
NAME	AND POSITIONS NAME WITH THE REPORTING ENTITIES

Joel Ackerman	Partner of WP; Member and Managing Director of WP LLC
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC
Gregory Back	Partner of WP; Member and Managing Director of WP LLC
David Barr	Partner of WP; Member and Managing Director of WP LLC
Larry Bettino	Partner of WP; Member and Managing Director of WP LLC
Harold Brown	Partner of WP; Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC
Samantha C. Chen	Partner of WP; Member and Managing Director of WP LLC
Mark Colodny	Partner of WP; Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC
W. Bowman Cutter	Partner of WP; Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC
Stephen Distler	Partner of WP; Member and Managing Director of WP LLC
Stewart K. P. Gross	Partner of WP; Member and Senior Managing Director of WP LLC
Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC
Jeffrey A. Harris	Partner of WP; Member and Senior Managing Director of WP LLC
William H. Janeway	Partner of WP; Member and Vice Chairman of WP LLC
Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC
Charles R. Kaye	Partner of WP; Member Co-President and Executive Managing Director of WP LLC

Henry Kressel	Partner of WP; Member and Senior Managing Director of WP LLC
Joseph P. Landy	Partner of WP; Member, Co-President and Executive Managing Director of WP LLC
Sidney Lapidus	Partner of WP; Member and Managing Director of WP LLC
Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC
Reuben S. Leibowitz	Partner of WP; Member and Managing Director of WP LLC
David E. Libowitz	Partner of WP; Member and Managing Director of WP LLC
Nancy Martin	Partner of WP; Member and Managing Director of WP LLC
Edward J. McKinley	Partner of WP; Member and Managing Director of WP LLC
Rodman W. Moorhead III	Partner of WP; Member and Managing Director of WP LLC
James Neary	Partner of WP; Member and Managing Director of WP LLC
Howard H. Newman	Partner of WP; Member and Managing Director of WP LLC
Gary D. Nusbaum	Partner of WP; Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC
Lionel I. Pincus	Managing Partner of WP; Managing Member and Chairman of WP LLC
Stan Raatz	Partner of WP; Member and Managing Director of WP LLC
John D. Santoleri	Partner of WP; Member and Managing Director of WP LLC
Henry B. Schacht	Partner of WP; Member and Managing Director of WP LLC (on leave of absence since October 2000)
Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC
Mimi Strouse	Partner of WP; Member and Managing Director of WP LLC
Barry Taylor	Partner of WP; Member and Managing Director of WP LLC
Wayne W. Tsou	Partner of WP; Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP; Member and Vice Chairman of WP LLC
John Vrolyk	Partner of WP; Member and Managing Director of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC
David Wenstrup	Partner of WP; Member and Managing Director of WP LLC
Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC
Pincus & Co.*
NL & Co.**

*	New York limited partnership; primary activity is ownership interest in WP and WP LLC.

**	New York limited partnership; primary activity is ownership interest in WP.

MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP,
NAME	AND POSITIONS NAME WITH THE REPORTING ENTITIES

Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP
Gregory Back	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Larry Bettino	Member and Managing Director of WP LLC; Partner of WP
Frank M. Brochin (1)	Member and Managing Director of WP LLC
Harold Brown	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Samantha C. Chen	Member and Managing Director of WP LLC; Partner of WP
Mark Colodny	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Stephen Distler	Member and Managing Director of WP LLC; Partner of WP

Tetsuya Fukagawa (2)	Member and Managing Director of WP LLC
Makoto Fukuhara (2)	Member and Managing Director of WP LLC
Stewart K. P. Gross	Member and Senior Managing Director of WP LLC; Partner of WP
Alf Grunwald (3)	Member and Managing Director of WP LLC
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Senior Managing Director of WP LLC; Partner of WP
Sung-Jin Hwang (4)	Member and Managing Director of WP LLC
Roberto Italia (5)	Member and Managing Director of WP LLC
William H. Janeway	Member and Vice Chairman of WP LLC; Partner of WP
Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP
Charles R. Kaye	Member and Managing Director of WP LLC; Partner of WP
Rajesh Khanna (6)	Member and Managing Director of WP LLC
Henry Kressel	Member and Senior Managing Director of WP LLC; Partner of WP
Rajiv B. Lall (6)	Member and Managing Director of WP LLC
Joseph P. Landy	Member, Co-President and Executive Managing Director of WP LLC; Partner of WP
Sidney Lapidus	Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP
Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
Reuben S. Leibowitz	Member and Managing Director of WP LLC; Partner of WP
David E. Libowitz	Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock (7)	Member and Managing Director of WP LLC
John W. MacIntosh (8)	Member and Managing Director of WP LLC
Nancy Martin	Member and Managing Director of WP LLC; Partner of WP
Edward J. McKinley	Member and Managing Director of WP LLC; Partner of WP

Rodman W. Moorhead III	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Howard H. Newman	Member and Managing Director of WP LLC; Partner of WP
Gary D. Nusbaum	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus	Managing Member and Chairman of WP LLC; Managing Partner of WP
Pulak Chandan Prasad (6)	Member and Managing Director of WP LLC
Stan Raatz	Member and Managing Director of WP LLC; Partner of WP
John D. Santoleri	Member and Managing Director of WP LLC; Partner of WP
Henry B. Schacht	Member and Managing Director of WP LLC; Partner of WP (on leave of absence since October 2000)
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Joseph C. Schull (8)	Member and Managing Director of WP LLC
Melchior Stahl (3)	Member and Managing Director of WP LLC
Mimi Strouse	Member and Managing Director of WP LLC; Partner of WP
Chang Q. Sun (9)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC; Partner of WP
Wayne W. Tsou	Member and Managing Director of WP LLC; Partner of WP
John L. Vogelstein	Member and Vice Chairman of WP LLC; Partner of WP
John Vrolyk	Member and Managing Director of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David Wenstrup	Member and Managing Director of WP LLC; Partner of WP
Jeremy S. Young (7)	Member and Managing Director of WP LLC
Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP
Pincus & Co.*

(1)	Citizen of France

(2)	Citizen of Japan

(3)	Citizen of Germany

(4)	Citizen of Korea

(5)	Citizen of Italy

(6)	Citizen of India

(7)	Citizen of United Kingdom

(8)	Citizen of Canada

(9)	Citizen of China

*	New York limited partnership; primary activity is ownership interest in WP and WP LLC

Exhibit Index

Exhibit Name

1.	Stock Purchase Agreement, dated August 30, 2002, among SynQuest, Inc. and the parties listed on the signature pages thereof (incorporated by reference to Exhibit 99.7 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

2.	Registration Rights Agreement, dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 99.8 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

3.	Shareholders’ Agreement, dated as of August 30, 2002, between SynQuest, Inc. and the shareholders named on the signature pages thereof (incorporated by reference to Exhibit 99.9 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

4.	Form of Certificate of Designations for Series A Convertible Preferred Stock of SynQuest, Inc. (incorporated by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

5.	Form of Voting Agreement, dated August 30, 2002, between Viewlocity, Inc. and the shareholders of SynQuest, Inc. named on the signature pages thereto (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

6.	Form of Voting Agreement, dated August 30, 2002, between Tilion, Inc. and the shareholders of SynQuest, Inc. named on the signature pages thereto (incorporated by reference to Exhibit 99.6 to the Current Report on Form 8-K filed by SynQuest, Inc., on September 5, 2002).

7.	Lockup Agreement, dated August 30, 2002.

8.	Joint Filing Agreement, dated September 6, 2002.